UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                  WASHINGTON, D.C. 20549




                                           FORM 15


  Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.




  Commission File Number:  333-139693-13


    Structured Asset Securities Corporation, as depositor for
    Lehman Mortgage Trust 2007-10

    (Exact name of Registrant as specified in its charter)


    745 Seventh Avenue
    New York, NY 10019
    (212) 526-7000

    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)


     Lehman Mortgage Trust Mortgage Pass-Through Certificates, Series 2007-10 (Title of each class of securities covered by this Form)


  1-A1

  1-A2

  1-A3

  1B1

  1B2

  1B3

  2-A1

  2-A10

  2-A11

  2-A12

  2-A2

  2-A3

  2-A4

  2-A5

  2-A6

  2-A7

  2-A8

  2-A9

  2B1

  2B2

  2B3

  3-A1

  3-A10

  3-A11

  3-A12

  3-A13

  3-A2

  3-A3

  3-A4

  3-A5

  3-A6

  3-A7

  3-A8

  3-A9

  4-A1

  4-A2

  4-A3

  4-A4

  4-A5

  AP1

  AP2

  AP3

  AP4

  AX1

  AX3

  R


  (Title of each class of securities covered by this Form)

     None

  (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)



  Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


     Rule 12g-4(a)(1)(i)           / /

     Rule 12g-4(a)(1)(ii)          / /

     Rule 12g-4(a)(2)(i)           / /

     Rule 12g-4(a)(2)(ii)          / /

     Rule 15d-6                    /X/

     Rule 12h-3(b)(1)(i)           / /

     Rule 12h-3(b)(1)(ii)          / /

     Rule 12h-3(b)(2)(i)           / /

     Rule 12h-3(b)(2)(ii)          / /


  Approximate number of holders of record as of the certification or notice date:
                Less than 300 Holders


  Pursuant to the requirements of the Securities Exchange Act of 1934,

  Structured Asset Securities Corporation

  has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


  Date: January 24, 2008
  By: /s/ Michele Olds
  Michele Olds, Vice President Servicer Oversight



  Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The Registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the Registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.